UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For April 16, 2007



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated April 16, 2007  -  On-market share buy back


                                                                   16 April 2007


                    BUNZL ANNOUNCES ON-MARKET SHARE BUY BACK

Bunzl plc, the international distribution and outsourcing Group, today announces that it intends to resume its on-market share buy back programme. Subject to market conditions and based on current expectations, it is anticipated that the Company will spend up to GBP100 million in 2007.

This is consistent with the Board's strategic priority of growing both organically and by acquisition and its objective of operating with an appropriate balance sheet structure. While the acquisition pipeline is good, the Board believes that the Group's high and consistent level of cash generation allows the Company to operate with a somewhat more leveraged capital structure.


Enquiries:

Bunzl plc                              Finsbury
Michael Roney, Chief Executive         Roland Rudd
Brian May, Finance Director            Mark Harris
Tel: 020 7495 4950                     Gordon Simpson
                                       Tel: 020 7251 3801



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  April 16, 2007                          By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer